

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2015

Via E-mail
José María Calvo-Sotelo
Director
VeloNewco Limited
c/o Legalinx Ltd
One Fetter Lane,
London, EC4A 1BR

Re: **VeloNewco Limited**
Registration Statement on Form F-4
Filed May 6, 2015
File No. 333-203921

Dear Mr. Calvo-Sotelo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are incorporating by reference into your Form F-4 information relating to Globe Specialty Metals, Inc. Instruction C of Form F-4 indicates that if the company to be acquired is a U.S. company then the registrant shall present information about the acquired company pursuant to Instructions C and F of Form S-4. Instruction C of Form S-4 indicates that the information shall be provided in accordance with Item 15 of Form S-4 if the company being acquired meets the requirements for use of Form S-3. General Instruction I.A.3.(b) of Form S-3 requires that a registrant file in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement. In this regard, we note that the Globe Form 10-Q filed on February 10, 2015 for the December 31, 2014 quarter does not appear to have been timely filed within 40 days after the end of the fiscal quarter as

required for large accelerated filers. Therefore, it does not appear that you have satisfied the eligibility requirement set forth in General Instruction I.A.3.(b) of Form S-3. Please advise us as to the reasons you believe that you meet the requirements for use of Form S-3, or re-file your registration statement to include the Globe Specialty Metals information. Additionally, we would advise you to discuss with the Office of Chief Counsel in the Division of Corporation Finance any questions you have on your eligibility to use Securities Act Forms that are predicated on the current and timely filing of the company´s current and periodic reports.

2. Please modify your filing and disclose the following information for each of your mineral properties:

- The nature of your ownership or interest in the mineral properties, describing the process by which mineral rights were acquired at these locations, and the basis/duration of your mineral rights, surface rights, or mineral concessions and/or leases.

- The conditions that must be met to retain your mineral rights or leases, including quantification and timing of all necessary payments and annual maintenance fees.

- The area of your mineral property, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

3. We note you are subject to environmental permitting requirements at your mining properties. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

4. Proven and probable reserves are disclosed for your Sonia and Serrabal properties in Spain, and your SamQuarz and Mahale properties located in South Africa. In addition please provide a description and reserve estimate for Globe Specialty Metals' quartzite mining operations located in Billingsley, Alabama and Saint-Urbain, Québec. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b) of Regulation C.

Risk Factors

Holdco is a foreign private issuer and, following the Business Combination, page 36

5.   Please expand your discussion to make clear each home country practice upon which you may rely or include a reference to your disclosure under "Comparison of Shareholder Rights, page 221."

Background of the Business Combination, page 66

6.   We note that Goldman Sachs provided its oral opinion to the board on February 22, 2015, which was subsequently confirmed in writing. Please provide us a supplemental copy of

any materials, such as board books, used in their presentation to the board. We may have additional comments after reviewing these materials.

Material United States Federal Income Tax Consequences, page 130

7.   Your description of the tax consequences should describe clearly those consequences and not merely provide a summary. Please revise to remove the summary references. Also, please remove the disclaimer in the first paragraph that the discussion does not constitute tax advice.

8.   We note your statement "[a]ssuming the conclusions in the tax opinions are ultimately sustained, the Globe Merger will have the following U.S. federal income tax consequences for U.S. holders …." Please note that your tax opinion may not include assumptions that assume away the relevant tax issue. Please revise your disclosure as appropriate. For guidance you may wish to refer to Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011).

9.   We note your disclosure in the penultimate paragraph on page 132 that the tax opinion is not free from doubt. Please describe the degree of uncertainty in the opinion.

Information Reporting and Backup Withholding, page 137

10.   Please include discussion of the requirements for reporting foreign financial assets under the Hiring Incentives to Restore Employment Act of 2010, as applicable.

Quartz, page 176

11.   Please reconcile the statement that 45% of quartz was self-supplied with the statement that FerroAtlantica Group's mining operations supply almost all your requirements for high-quality quartzite.

Mining operations, page 178

12.   Please reconcile the annual capacity of the SamQuartz mine with the tonnage produced in 2014.

Management's Discussion and Analysis of Financial Condition and Result of Operations of FerroAtlántica, page 192

Finance income, page 196

13.   Please revise your disclosure to clarify the intercompany net financial position between FerroAtlántica Group and its parent, Grupo Villar Mir, as of the end of 2013 and prior to the full cancellation at the end of 2014.

Cash Flow Analysis, page 205
Year ended December 31, 2014 compared to the year ended December 31, 2013, page 206
Cash flows from investing activities, page 206

14.   We note cash flows from investing activities decreased $123.2 million primarily due to a $95.44 million increase in cash outflows relating to investment in non-current financial assets following the cancellation against dividend payments of intercompany loans and receivables owed to Grupo Villar Mir. Please tell us, and clarify your disclosure to explain, how the cancellation against dividend payments of intercompany loans and receivables impacts your cash flows from investments in non-current financial assets.

Year ended December 31, 2013 compared to the year ended December 31, 2012, page 206
Cash flows from investing activities, page 206

15.   We note cash flows from investing activities increased by $131.4 million primarily due to a $79.3 million decrease in capital investments and acquisitions as a result of successful investment contention in 2013. Please expand your disclosure to clarify the meaning of "investment contention" providing details sufficient to understand the nature and terms of the underlying cash transaction.

Foreign Currency Risk, page 211

16.   Please tell us why you have not included the devaluation of the Venezuelan Bolivar as a foreign currency risk. In this regard, we note your discussion of your results of operations starting at page 195 indicates that you attribute $16 million reduction in staff costs, $12.1 million decrease in other operating expenses and $36.3 million increase in tax expense to the devaluation of the Venezuelan Bolívar in 2014.

17.   To the extent your Venezuelan operations are material, please revise your disclosure to clarify the following:

   •   The size of your Venezuelan operations,

   •   The historical and reasonably likely effects of the Venezuelan economic situation, including factors such as price controls, inflation, devaluation, and currency exchange restriction, on your results of operations and liquidity

   •   The exchanges rates used for your Venezuelan transactions in each of the years presented, and

   •   Limitations, assumptions, and uncertainties regarding your ability to settle at the rate used for remeasurement purposes, including your historical experience in obtaining that rate.

Globe Equity Security Ownership of Management, page 244

18.   Here or elsewhere, please include a statement that provides the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 18(a) of Form F-4.

Service of Process and Enforceability of Civil Liabilities, page 252

19.   Please expand your discussion to include all of the information required by Item 101(g) of Regulation S-K, for each material jurisdiction. Include, for example, the following:

    •   A discussion of the extent that shareholders may originate actions in each country;
    •   Whether a treaty or reciprocity exists between the U.S. and other jurisdictions; and
    •   Make clear whether your discussion is based upon an opinion of counsel.

        Also, revise your disclosure under the risk "The enforcement of shareholder judgments against Holdco, page 38," accordingly, as necessary.

Incorporation of Certain Documents by Reference, page 257

20.   Please revise to also incorporate the Globe Specialty Metals quarterly report on Form 10-Q for the quarter ended March 31, 2015 along with any required Form 8-Ks if you are permitted to incorporate the Globe Specialty Metals information.

Index to the Financial Statements of Grupo FerroAtlántica S.A. and Subsidiaries, page FIN-6
Consolidated Statement of Cash Flows for 2014, 2013 and 2012, page FIN-13

21.   Please revise to present cash flows from investing and financing activities on a gross basis in accordance with IAS 7 paragraphs 21-24, to the extent applicable. Specifically, please present cash inflows of debt proceeds and cash outflows of debt repayments on a gross basis.

22.   We note your cash flows from investing activities include a decrease of $95.5 million related to non-current financial assets. Please tell us how you determined this amount, providing details sufficient to understand the underlying cash transaction that are reflected in this line item. In this regard, we note the balance in the statement of financial position increased from $4.7 million to $8.4 million from December 31, 2013 to December 31, 2014.

Note 6. Accounting policies, page FIN-22

Other intangible assets, page FIN-23

23.   You state other intangible assets include expenses during the exploration and feasibility stage of the quartz mines and mineral reserves from business combinations that are depreciated in accordance with the extractive operations for the year. Please address the following points:

- Tell us whether the costs incurred and capitalized during the exploration and feasibility stage relate to exploration activities or acquisition of mineral rights. To the extent the costs are exploratory in nature, please tell us why you have recorded them as intangible assets rather than exploration and evaluation assets under IFRS6. Please expand your disclosure to clarify or reclassify these assets, providing the disclosures required by paragraphs 23 through 25 of IFRS 6 if material.

- Expand your disclosure to state the method used to depreciate your mineral reserves. To the extent you utilize a units of production method, please identify the measure used in your amortization base.

6.3 Property, plant and equipment, page FIN-23

24.   To the extent you have material amounts of capitalized development costs associated with your mining operations, please clarify if these assets are classified as property, plant and equipment in accordance with IAS 16. Please also disclose the method used to amortize these costs, if material.

Note 15 – Provisions, page FIN-52

25.   Your policy note at page FIN-29 indicates that there are plan assets associated your defined benefit plans. However, we note that footnote 15 does not provide underlying information or descriptions of your plan assets, including the fair value and expected return of your plan assets. Please clarify whether you maintain plan assets for your defined benefit plans and provide the disclosures required by paragraphs 141 and 142 of IAS 19.

26.   Please provide the disclosures regarding the amount, timing and uncertainty of future cash flows related to your pension obligations to comply with paragraphs 145 through 147 of IAS 19 or tell us why these disclosures do not apply to you.

Note 16 – Bank Borrowings, page FIN-54

Borrowings to finance investments, page FIN-58

27.   Your disclosure at page 208 indicates that your subsidiary, MangShi Sinice Silicon Industry Company, Ltd. was in default under the terms of the facility with COFIDES and that you subsequently received a waiver authorization. Please expand your disclosure to describe the event of default, the nature of the waiver received from the lender to cure non-compliance and any cross-default provisions that were impacted.

Exhibits

28.   Please file related party agreements as exhibits, including, for example, the agreements with VM Energia referenced on page 190.

29.   Your exhibit index appears to omit numerous agreements that appear material to the VeloNewco following the business combination. Please tell us the basis on which you determined that you need not include such agreements as exhibits in the exhibit index. As examples, we note the material contracts disclosed in Globe Specialty Metals annual report on Form 10-K filed August 29, 2014.

Signatures

30.   The registration statement shall be signed by each of the officers set forth in Instruction 1 to the signature section of Form F-4. We note your disclosure on page 164. Please revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Staff Engineer, at (202) 551-3718 if you have questions regarding engineering comments. Please contact Corey Jennings in the Office of International Corporate Finance at (202) 551-3258 if you have questions regarding international comments. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 if you have any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Joel F. Herrold, Esq.
        Cravath Swaine & Moore LLP